August 29, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Gorman / Ms. Breslin

Re:	Emmis Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 13, 2025
File No. 333-288530

Dear Ms. Gorman / Ms. Breslin

On behalf of Emmis Acquisition Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 26, 2025 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement Form S-1

Cover Page

1.	We note your response to prior comment 8. Please revise your cover page to reflect the 75,000 representative shares that will be transferred to I-Bankers Securities, Inc. and clarify whether these shares constitute compensation under FINRA rules. If additional underwriters will receive a portion of these shares, please clarify and disclose the amount to be transferred to the underwriters and identify the underwriters that are eligible to receive the shares and revise your disclosure on page 161 as appropriate.

Response: The Company has included a description of the Representative Shares on the cover page, including that such Representative Shares would be deemed compensation under FINRA rules. Further, the Company respectfully submits that all such Representative Shares would only be issued to I-Bankers Securities, Inc or any persons designated by them.

Risk Factors

We may not be able to complete an initial business combination ..., page 56

2.	We note your response to prior comment 6. Please expand your risk factor to tailor the risk to your specific facts and circumstances, including, for instance, clarifying that the majority of your board consists of non-US persons

Response: The Company has expanded the risk factor to include specific facts, including that that the majority of its board consists of non-US persons.

Past performance by our management team..., page 63

3.	We note your response to prior comment 7. Please revise the heading of your risk factor to reflect that none of your officers and directors has experience managing a SPAC. Further, please expand the risk factor to specifically address the risks associated with your management not having experience with SPACs and how this could impact your ability to successfully complete an initial business combination.

Response: The Company has made updates accordingly.

Financial Statements

Notes to Financial Statements

Note 9. Subsequent Events, page F-18

4.	We note your updated disclosure in response to prior comment 10. However, we reissue our comment as you continue to disclose in note 5 that your Sponsor entered into a subscription receivable agreement in the amount of $25,000, and it therefore remains unclear as to whether such agreement is separate from the promissory note issued by your sponsor on the same date. Please tell us and disclose whether the subscription receivable is distinct from the sponsor issuance of a promissory note also on June 27, 2025 for the principal amount of $25,000. Additionally, you disclose that subsequent to the balance sheet date, you drew down on approximately $115,000 of a promissory note. Please address whether this additional draw down is separate and distinct from the subscription receivable and $25,000 relabeled promissory note, and consider distinguishing between each of these sources of capital for the company.

Response:. The Company has revised the S-1 to clarify that the Company presently has two agreements with the Sponsor:

1)	the securities subscription agreement dated May 30, 2025 pursuant to which the Company agreed to issue the founder shares to the Sponsor in exchange for $25,000. On June 27, 2025, the Sponsor issued a promissory note to the Company for the $25,000 and accordingly, the Company issued the founder shares. The Sponsor made the payment of $25,000 on August 27, 2025. The securities subscription agreement has been included as Exhibit 10.8 to the S-1.

2)	a promissory note dated June 17, 2025 issued by the Company to the Sponsor pursuant to which the Company can drawdown upto $300,000. This has been included as Exhibit 10.7 of the S-1.

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We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

/s/ Peter Goldstein
Peter Goldstein
Chief Executive Officer

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